November 12, 2021

Via Edgar Transmission Mr. Rolf Sundwall Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 8, 2021 CIK No. 0001881472

Dear Mr. Sundwall:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 10, 2021 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amended Draft Registration Statement submitted October 8, 2021

Cover Page
1.

Refer to your response to comment 1. Please revise the cover page to specify in the bullet points that governmental actions could “significantly limit or completely hinder” your ability to continue operations. and remove the sentence beginning “However, as we have no subsidiary, VIE structure . . .” in the seventh paragraph.

Response: We respectfully advise the Staff that we have revised the cover page in the revised Form F-1 on the bullet points and removed the required sentence.
Corporate History and Structure, page 3
2.	Refer to your response to comment 11. Please revise your cover page to indicate that following this offering only 25% of your shares will be held by public shareholders.
Response: We respectfully advise the Staff that we have revised the cover page in the revised Form F-1 to indicate that 25% of the shares will be held by public shareholders following the offering.
Recent Regulatory Developments in the PRC, page 6
3.

Refer to your response to comment 3. Please specify in the summary and in your risk factors that the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, therefore, your assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

Response: We respectfully advise the Staff that we have added relevant disclosures on page 5 of the summary and page 19 of the risk factors in the revised Form F-1.
Other Corporate Governance matters, page 86
4.

Refer to your response to comment 9. Please revise this section, and make corresponding changes to the Cover Page and the Summary explicitly stating that even if you are not considered a “controlled company” under Nasdaq corporate governance rules, your directors, officers and principal shareholders holding [63.02%] or more of your shares and will be able to control its management and affairs.

Response: We respectfully advise the Staff that we have added relevant disclosures on page 86, the cover page, page 3 of the summary and page 27 of the risk factors in the revised Form F-1.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(852) 3577 8770

November 12, 2021

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated November 10, 2021, Magic Empire Global Limited (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAGIC EMPIRE GLOBAL LIMITED

By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer